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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2006

Commission File Number 333-7182-01

                                   CEZ, a. s.
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                 (Translation of registrant's name into English)

                                c/o Duhova 2/1444
                                 140 53 Prague 4
                                 Czech Republic
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                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                    Form 20-F [X]              Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes [ ]                    No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

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The following information was filed by CEZ, a. s. in Czech language with the
Prague Stock Exchange as required by its rules and regulations:

                        ZDENEK PASAK ELECTED TO CEZ BOARD

BASED ON TODAY'S VOTE BY THE SUPERVISORY BOARD, ZDENEK PASAK, PERSONNEL DIRECTOR AT CEZ, HAS BECOME A NEW MEMBER OF THE BOARD OF CEZ EFFECTIVE AS OF APRIL 22, REPLACING ALAN SVOBODA, WHO RESIGNED FROM HIS POST.

Zdenek Pasak joined CEZ as its Personnel Director in March. The personnel division covers all HR processes within the entire CEZ Group, including intra-corporate communication, and supports domestic and foreign subsidiaries.

Zdenek Pasak graduated in psychology from the Philosophical Faculty at Charles University in Prague. He has been active in human resources for more than 15 years. His career began in the international companies, Hill International and Helmut Neumann International, where he worked as Senior Consultant and later as international partner. In 1997, he founded Madsen & Taylor Consulting, a HR consulting company which he led and fully owned until this year. Madsen & Taylor Consulting provided services to both international and large Czech companies. Its client portfolio includes, among others, Ceska pojistovna, IBM, T-Mobile, and Skoda Holding.

In February of this year, Zdenek Pasak sold Madsen & Taylor Consulting to the newly established entity, AIMS Consulting CZ, through which the former will be integrated into the Association of International Management Searches (AIMS); as of the closing date of this transaction, he has discontinued all his activities in the company. AIMS is an international association of independent HR consulting companies which currently has active members in 48 countries worldwide.

Zdenek Pasak (40) is married and has a 9-year old son. He speaks English and German.

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                  CEZ, a. s.
                                                  ------------------------------
                                                  (Registrant)
Date:  April 22, 2006

                                              By: /s/ Libuse Latalova
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                                                  Libuse Latalova
                                                  Head of Finance Administration

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